Exhibit 99.31

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)

Suite 730 - 800 West Pender Street
Vancouver BC V6C 2V6
Canada

Item 2:	Date of Material Change

October 12, 2018

Item 3:	News Release

A news release announcing the material change was issued on October 12, 2018 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On October 12, 2018, the Company announced that further to the news release dated September 19, 2018 announcing the Company’s intention to acquire the Mesquite Gold Mine in California (the “Acquisition”), that it had closed the brokered and non-brokered private placements (collectively, the “Private Placements”) of subscription receipts (the “Subscription Receipts”) at a price of C$0.95 per Subscription Receipt for aggregate gross proceeds of approximately $75 million (C$97.5 million).

Item 5.1:	Full Description of Material Change

On October 12, 2018, the Company announced that further to the news release dated September 19, 2018 announcing the Acquisition, that it had closed the Private Placements of the Subscription Receipts at a price of C$0.95 per Subscription Receipt for aggregate gross proceeds of approximately $75 million (C$97.5 million).

Each Subscription Receipt entitles the holder to receive one common share (a “Common Share”) of the Company upon satisfaction of certain conditions (the “Release Conditions”). The Common Shares issued upon conversion of the Subscription Receipts are subject to a four-month hold period expiring February 12, 2019.

They Company’s Chairman and largest shareholder, Ross Beaty, invested $10 million in the Private Placements to purchase an additional 13,684,211 common shares upon conversion of the Subscription Receipts.

The brokered Private Placement consisted of 34,215,000 Subscription Receipts issued pursuant to an underwriting agreement entered into with Scotia Capital Inc.

and BMO Nesbitt Burns Inc. as co-lead underwriters, together with a syndicate including TD Securities Inc., CIBC World Markets Inc., Haywood Securities Inc., Raymond James Ltd., National Bank Financial Inc., Macquarie Capital Markets Canada Ltd. and Cormark Securities Inc. (collectively, the “Underwriters”). The non-brokered Private Placement consisted of 68,416,603 Subscription Receipts issued pursuant to subscription agreements with investors. In connection with the brokered Private Placement, the Company has agreed to pay the Underwriters, subject to certain adjustments, a cash fee of 5% of the gross proceeds of the brokered Private Placement on satisfaction of the Release Conditions. In connection with the non-brokered Private Placement, upon satisfaction of the Release Conditions, the Company has agreed to pay fees totalling approximately $566,000 to certain arm’s length finders.

Net proceeds from the Private Placements will be held in escrow and released immediately prior to closing of the Acquisition upon satisfaction of the Release Conditions and will be used to fund the cash consideration payable in respect of the Acquisition and for general corporate purposes. In the event that the Release Conditions are not satisfied on or by January 31, 2019, the escrow agent shall return to the holders of the Subscription Receipts an amount equal to the aggregate purchase price paid for the Subscription Receipts held by each such holder and their pro-rata portion of interest on the escrowed funds and the Subscription Receipts will be cancelled and have no further force or effect.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, are “restricted securities” as defined in U.S. federal securities laws and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Aurizona Credit Facility

In connection with certain proposed amendments to the Company’s existing secured project credit facility with Sprott Private Resource Lending (Collector), LP (“Sprott Lending”) for the Company’s Aurizona Gold Mine, the Company has agreed, subject to acceptance by the TSX Venture Exchange (the “TSX-V”), to issue to Sprott Lending 875,000 common share purchase warrants (“Warrants”) upon the closing of such amendments. Each Warrant will entitle the holder to purchase one common share for a period of 4.25 years from the date of issuance at an exercise price equal to the greater of C$1.14 and the minimum price acceptable to the TSX-V. In the event that the exercise price of the Warrants is greater than C$1.14, the Company will be required to make a cash payment to Sprott Lending based on the difference in value of the actual exercise price of the Warrants and a C$1.14 exercise price.

All amounts are in United States dollars unless otherwise indicated.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews

General Counsel

Tel: (604) 558-0560

Item 9:	Date of Report

October 17, 2018.

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